UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-25821

Statia Terminals Group N.V.

(Exact name of registrant as specified in its charter)

c/o Covenant Managers
Werfstraat 6, Willemstad
Curacao, Netherlands Antilles
011-599-31-82300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, Par Value $0.01 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]

Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]

Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]

Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]

		Rule 15d-6	[ ]

     Approximate number of holders of record as of the certification or notice date: Less than 300 persons

     Pursuant to the requirements of the Securities and Exchange Act of 1934, Statia Terminals Group N.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: May 8, 2002	By: /s/ James G. Cameron

Name: James G. Cameron Title: Director

By: /s/ James F. Brenner

Name: James F. Brenner Title: Vice President and Treasurer